EXECUTIVE SUMMARY



Nextminuteapp

is a mobile app designed to bridge the gaps that exist between everyday consumers and professionals.

With instant gratification becoming the norm for many people and businesses, services like Uber and Thumbtack are popping up everywhere to take advantage - but the market for **general** services is still unfulfilled. But with nextminuteapp, service providers of all kinds - including electricians, roofers, and in-home healthcare providers - finally have the platform they need to instantly connect with customers. Consumers, on the other end, get to enjoy the huge benefit of constant access to qualified nearby professionals. A host of other features, including provider profiles and a rating system, ensure that both parties are guided through the entire process of the job.

With development close to 100% wrapped up, we are excited to move forward with mass market launch in the coming months. In order to execute the marketing activities associated with this, we're looking to secure a **$1,000,000** capital investment.

WHY NEXTMINUTEAPP?

When considering an investment partnership with nextminuteapp, the first thing that strikes you is the shear size of our potential/addressable market. Global professional services revenues eclipsing **$100 billion** are impressive in their own right; but when considering the rapid success its top players have enjoyed, our opportunity becomes even more attractive. As of 2016, Yelp enjoys an average of **135 million** monthly visitors and **95 million** total reviews. The company's annual revenue, registering at $549.71 million in 2015, has more than quadrupled since 2012 thanks in large part to our ever-more on-demand society. Thumbtack, which handles marketing and job listings for a variety of professionals, has experienced sharp early success of its own - raising $125 million to date. These forward-thinkers realized the awesome potential of this market early on - something we're looking to emulate with a functionally-unique solution.

Global professional
services revenues
$100 billion



135 million
monthly visitors and
95 million
total reviews

$549.71 million
2015 annual revenue



$125 million
raised to date

Below, we identify a few more additional reasons why nextminuteapp is such a rock-solid investment opportunity:

Proven technology - The tech approach that we're taking is very similar to that of global on-demand giants like Uber. It's also been almost completely developed already - limiting a great deal of upfront investor risk.

Lack of rivalry - We are in the very fortunate position of having no direct competition. Furthermore, our patent pending gives us protection against any competitive attacks that may occur in the future.

Simplicity - The simplicity of our concept - using technology to connect consumers and service providers - is very easy to communicate and something that a variety of parties can get behind.

Expert management - Our Founder, Rolv, has created international successes before in multiple different industries and markets. He's even guided some of them public.

Exit-focused - Rolv is bringing this exit experience to us and incorporating a similar focus on rewarding shareholders. We are open for an acquisition, IPO, and/or dividend disbursement.

Thank you very much for reading our profile, and for your interest in nextminuteapp! With any questions, please contact Founder Rolv Heggenhougen.

OUR TWO-SIDED MARKET

We've come quite a long way since the days of the Yellow Pages. Connecting everyday people with the skilled professionals they need has become quite the sizeable industry in today's world. The global professional services market is massive, and only expected to increase as associated technology continues to improve. Professional services is a broad sector which comprises of varied occupations that provide support to businesses and consumers in all sectors. Uber is one of the largest - and it processed payments of approximately $10 billion in 2015 alone (they further pay out about 80% to their drivers). After factoring in the home improvement sectors, personal care sectors, and variety of other services we help provide, we're exposing ourselves to a global market that exceeds **$100 billion.**

At nextminuteapp, we're taking a two-pronged approach to this sizeable market. We understand that in order to maximize our app's positive impact, we need to reach a critical mass of users on **both** sides of the service dynamic. Both the **professional** and the **consumer** need lots of choices on the other side in order for our platform to be truly effective - and achieving this balance is at the crux of our marketing efforts.

The **professionals** we're after come from many walks of life and reside in many different industries. Most are established professionals looking for more efficiency and an uptick in job availability. Others will generally either come in the form of students looking for extra work when available, or the unemployed looking to leverage government promotion of our app (just like is currently being done in Norway). There are literally hundreds of different service provider categories out there; and while we plan to eventually offer them all, we're targeting these at the outset:


Electricians


Plumbers


Painters


AC Repair


General Handymen


Massage Therapists


Professional Drivers


Other home-based personal services
(lawn mowing, babysitting, etc.)

On the other side of the spectrum, we have our app's primary end user: the everyday consumer. When it comes down to it, there are really no boundaries to who can benefit from our app; but for the sake of targeting, we've pinpointed these desired characteristics in our ideal end user:

- Homeowner;
- Aged 25-55;
- Moderate-to-heavy smartphone users;
- Reside in urban areas;
- Busy professionals with little time for DIY;
- Desire instant gratification.

REVENUE MODEL

We're taking a patient approach to revenue here at nextminuteapp. We fully realize the importance of getting users on board and showing proof on concept - which is why we're offering the app **free of charge** initially. Once jobs start getting done at a continuous rate through our app, we'll begin initializing several different revenue streams from these and beyond:

 **Hourly rates** - Professionals are not charged when their availability is set to "Busy". However, when it's set to "Available", they are charged $1-2 per hour. This hourly charge is then subtracted from their prepaid monthly budget and paid to us.

 **Connection rates** - Professionals are charged $1 or more (based on auction type pricing) every time a user makes a connection whether it is SMS, call, chat or request through the app.

 **Digital advertising** - Our most potentially-lucrative revenue stream going forward, nextminuteapp offers plenty of opportunities for advertisers to display their marketing messages. One of the vehicles we'll utilize is Google Mobile ads. Prices will vary.

**Verified profiles** - Professionals who wish to obtain an edge over their competitors can purchase a "Verified" profile for a to-be-determined price - featuring their service more prominently.

**Corporate accounts** - Small to medium-sized businesses who wish to utilize our platform as a group can purchase corporate accounts and receive "power in numbers" benefits.

Again, we're currently focused on optimizing the technical end of our platform and gaining user loyalty before bringing revenue into the equation. Once proof of concept is established and a critical user mass is reached, though, we'll begin charging - and expect to be rewarded handsomely. Revenue projections for the coming years look like this:



THE BARREN COMPETITIVE LANDSCAPE

Being the first technology of its kind, we're in a pretty nice position with nextminuteapp. In fact, we're sitting all by ourselves in terms of having no direct competition. With technology quality being such a huge entry barrier in our market, it's likely to stay that way for a while; but we still need to be made aware of indirect competition. The three forces listed below, despite not offering a similar service to us, still pose a strong threat to our market share:

	P2P driving services — Overnight successes like Uber and Lyft who make ideal use of similar technology	Professional services platforms — Companies like Angie's List that connect consumers and service providers	Information giants — Broad services (Google) or niche services (TripAdvisor) that serve as go-to sources of info
Market Position	Uber is the clear market leader when it comes to this technology	Still strong but declining (losing memberships) – being passed by more tech-savvy platforms	Google is the clear world leader in terms of information; niche services are thriving
Annual Revenue	Uber $1.5 billion in 2015; Lyft approximately $1 billion	$344.1 million in 2015 for Angie's List	Various
Key Strength	Huge valuations that resulted from truly disruptive technologies; created a new economy that's simple to be a part of	Provide great deal of detail on professionals; wide availability of smaller niche platforms geared towards industries	Significant financial growth of companies like Yelp and TripAdvisor; Google's user base and brand appeal is insurmountable
Key Weakness	Failure to incorporate other types of services; endless stream of regulations that come with driving	Failure to successfully incorporate technology; poor financial performance of Angie's List	Professional reviews often lack reliability; Yelp/TripAdivsor have been slow to innovate

HOW WE DIFFERENTIATE

If you combined the best aspects of all of our direct competitors into one service, you'd really be onto something. Well, that's actually what we're aiming for with nextminuteapp. In doing so, we've developed a technological package that's truly unlike anything else on the market today. This is undoubtedly our top differentiating factor, but it's not all that sets us apart. Here are three more ways nextminuteapp stands out from the rest:

 **We're right now.**
The aforementioned services may have a ton of information at their disposal, but outside of Uber and Lyft, they don't produce immediate results. Nextminuteapp actually lets you know if and when service providers are available - and we're always right around the corner.

 **We cover the most categories.**
Giving consumers multiple service options is a huge focus of ours. Our platform is setup to host professionals in hundreds of categories - as opposed to the limited options you'll find with other platforms.

 **We're creating an economy.**
Angie's List provides a great service by making professionals' work fully transparent; but they stop there. At nextminuteapp, we go the extra mile by walking professionals and consumers through the entire job/transaction process. Unlike Uber and Lyft, our economy lets consumers choose which service provider they want - and lets the parties agree on pricing rather than being forced to pay set amounts.

THE FUNDRAISE

Growing and developing nextminuteapp to where it's at today has been done all organically. Our Founder has relied entirely on his own funds - around $200,000, to be exact - for all operational expenses to date. But now, another level of financial commitment is required - and we're turning to the investment community at Fundable to help fulfill it. We are seeking a total capital infusion of **$1,000,000** for this first round of funding - with the minimum individual investment being $25,000. In return, investors will receive shares of equity based on an agreed-upon valuation. Other terms and specifics will be addressed on a case-by-case basis.

Want to test it out before investing? Try out nextminuteapp by downloading it from the Apple Store or Google Store and completing a profile. You'll have the chance to explore the app's features before making the investment decision.

This million will serve as the key bridge that gets us to mass market adoption. The funds will be used to finance the remaining development of the app and its required infrastructure, before allowing us to optimally execute our marketing strategy. Legal and patent requirements will also be taken care of. Specifically speaking, here's how the proceeds will be allocated:



$10,000 for patent expenses.

$100,000 for technological development;

$140,000 for legal/administrative;

$1,000,000 capital infusion

$750,000 for marketing;